Exhibit 99.1

July 2, 2018

PV Nano Cell and Merck Sign a Supply Agreement for Sicrys

- Validating Merck’s Attempt for Using Single Crystal Metal Particles

- Business Expected to Start in Q3 2018

MIGDAL HA’EMEK, ISRAEL / ACCESSWIRE / July 2, 2018 /PV Nano Cell Ltd. (OTCQB: PVNNF), an innovative producer of single-crystal, metal nano metric based products and conductive digital inks which are also suitable for 3D printing, signed a supply agreement with Merck, a leading science and technology company. Supply quantities are targeted to ramp in 2018. This commercial agreement is a significant step for PV Nano Cell as its proprietary technology will be used by Merck in a wide range of diverse technology applications. Sales are expected to start immediately in Q3 2018.

Today’s announcement comes after several months of Merck and PV Nano Cell working together since its initial June 20, 2017 agreement for Cooperation for Development of Applications Utilizing Conductive Ink.

https://ir.pvnanocell.com/press-releases/detail/21/pv-nano-cell-and-merck-enter-cooperation-for-development-of

PV Nano Cell is the developer of the state-of-the-art SicrysTM conductive inks based on single crystal nano particles of silver and copper. The performance material division of Merck is evaluating Sicrys single crystal metal particles with different, unique and patented technologies and applications.

PV Nano Cell’s Chief Executive Officer, Dr. Fernando de la Vega, commented “We are excited to supply our Sicrys nano particles to Merck for their products. This is the second commercial agreement signed, within the last few months alone, with another major international group and it validates the unique position of PV Nano Cell in the mass production application market. The fact that Merck has chosen us, following a rigorous and comprehensive process, is an additional market recognition for our SicrysTM unique products.”

About Merck

Merck is a leading science and technology company in healthcare, life science and performance materials. Around 50,000 employees work to further develop technologies that improve and enhance life - from biopharmaceutical therapies to treat cancer or multiple sclerosis, cutting-edge systems for scientific research and production, to liquid crystals for smartphones and LCD televisions. In 2017, Merck generated sales of € 15.3 billion in 66 countries.

Founded in 1668, Merck is the world’s oldest pharmaceutical and chemical company. The founding family remains the majority owner of the publicly listed corporate group. Merck holds the global rights to the Merck name and brand. The only exceptions are the United States and Canada, where the company operates as EMD Serono, MilliporeSigma and EMD Performance Materials.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) applications and solar photovoltaics (PV). PV Nano Cell’s SicrysTM ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. SicrysTM is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. SicrysTM silver conductive inks are been implemented in mass production applications and used all over the world in a range of digital printing applications developments, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano Cell has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Forward-looking Statements

This press release contains forward-looking statements. The words or phrases “would be,”“will allow,” ’‘intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements.” All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investors Contact:

Hayden IR

hart@haydenir.com

(917) 658-7878

SOURCE: PV Nano Cell Ltd.